 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Cole, Vincent J. (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 28, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	02/28/2003		M |	5,328.00 | A |		D
Class A Common Stock	02/28/2003		M |	1,066.00 | A |		D
Class A Common Stock	02/28/2003		S |	1,400.00 | D | $62.2500		D
Class A Common Stock	02/28/2003		S |	1,394.00 | D | $62.3500		D
Class A Common Stock	02/28/2003		S |	600.00 | D | $62.3900		D
Class A Common Stock	02/28/2003		S |	3,000.00 | D | $62.4400	38,534.00	D
Class A Common Stock					13,232.00	I	By 401(k)
Class A Common Stock					1,185.00	I	By Employee Stock Purchase Plan
Class A Common Stock					23,205.00 (1)	I	By LLC/Trusts

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Cole, Vincent J. - February 28, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Stock Units Consisting of Elective Units	1-for-1	02/28/2003		M |	(D) 5,328.00 (2)	(3) (4) | (3) (4)	Class A Common Stock - 5,328.00 (2)		7,598.00	D
Deferred Stock Units Consisting of Supp. Units	1-for-1	02/28/2003		M |	(D) 1,066.00 (2)	(3) (5) | (3) (5)	Class A Common Stock - 1,066.00 (2)			D
Deferred Stock Units Consisting of Supp. Units	1-for-1	02/28/2003		D |	(D) 0.12 (2)	(3) (5) | (3) (5)	Class A Common Stock - 0.12 (2)	$62.3700	1,520.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 03-04-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Cole, Vincent J. - February 28, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 4 - February 2003

Vincent J. Cole
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   The securities are owned by a limited liability company ('LLC') in which the Reporting Person holds 4% of the membership units and of which he is general manager. The remaining 96% of the membership units of the LLC are held equally (48% each) by two trusts for the benefit of his children, who reside in the same household as the Reporting Person. The Reporting Person disclaims beneficial ownership of 96% of the securities held by the LLC, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2)   The shares covered have been adjusted to reflect a 2-for-1 stock split of the Class A Common Stock on June 10, 1999.
(3)   2/28/03
(4)   Deferred Stock Units consisting of Elective Units were accrued under the Issuer's Stock Incentive Plan, are fully vested at all times and are entitled to be settled upon the earlier of the 5th anniversary of the date of grant and the date of termination of employment due to retirement, death or disability, unless further deferred.
(5)   Deferred Stock Units consisting of Supplemental Units were accrued under the Issuer's Stock Incentive Plan, are vested in full on the 5th anniversary of the date of grant and are entitled to be settled upon the earlier of the 5th anniversary of the date of grant and the date of termination of employment due to retirement, death or disability, unless further deferred.

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